UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
- ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☒ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of Issuer

Olympian Motors, Inc.

Legal Status of Issuer

Form:

Corporation

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

October 19, 2021

Physical Address of Issuer

19 Morris Avenue, Brooklyn Navy Yard, New York, NY 11205

Website of Issuer

https://olympianmotors.com/

Current Number of Employees: **17**

	Most recent fiscal year-end (Dec 31, 2024)	Prior fiscal year-end (Dec 31, 2023)
Total Assets	$1,082,236	$1,494,339
Cash & Cash Equivalents	$117,039	$492,550
Accounts Receivable	$0	$0
Short-term Debt	$39,277	$125,890
Long-term Debt	$3,662,325	$2,700,480
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	($1,287,335)	($738,277)

October 7, 2026

(Annual Report for Fiscal Year Ending 2024)

Olympian Motors, Inc.

Olympian Motors, Inc. ("Olympian," the "Company," "we," "us," or "our") is providing the information contained in this Form C-AR solely for the purpose of furnishing certain information about the Company as required under Regulation CF and by the Securities and Exchange Commission for the fiscal year ending 2024.

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. This Form C-AR does not constitute an offer to sell or buy securities. The information contained in this Form C-AR and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C-AR. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

This Form C-AR may not be reproduced or used for any purpose other than the purpose stated above.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in these forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein speak only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR or to conform these statements to actual results or to changes in our expectations.

YOU SHOULD NOT CONSTRUE THE CONTENTS OF THIS FORM C-AR AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING YOUR INVESTMENT.

ONGOING REPORTING

The Company will file a report electronically with the SEC annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year. The annual reports will be updated on the Company's website at https://olympianmotors.com/invest.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation Crowdfunding.

BAD ACTOR DISCLOSURE

Neither the Company, nor their controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Company, nor their controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you. You should read this entire Form C-AR carefully, including the matters discussed under the section titled "Risk Factors."

The Company

The Company was organized as a corporation in Delaware on October 19, 2021.

Olympian Motors, Inc. is a Delaware electric vehicle company developing and manufacturing modular electric vehicles for the U.S. passenger vehicle market. The Company has engineered a fully modular, open EV platform known as the Olympus platform, designed to reduce tooling and machinery costs by approximately 80%.

The Company's product portfolio includes modular electric vehicles and the software and operating systems supporting them:

> Model O1: modular electric vehicles for the U.S. passenger vehicle market; the vehicles are currently in the pre-order stage.

The Company has a revenue pipeline of approximately $42 million and has booked 547 pre-orders for Model O1 with minimal marketing. It is expanding its manufacturing and supply-chain capabilities through a new production line in Los Angeles. Investors include Y-Combinator, Climate Cap, Mobility Vision Fund, Reunited, and Collaborative Fund; partners include Foxconn, Google/Android, BYD, Qualcomm, AWS, MATLAB, and Columbia University. The founding team includes professionals with experience at Tesla, Ford, Nvidia, Apple, Qualcomm, and NIO.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-attacks and the ability to prevent those attacks). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

An investment in the Company involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any Securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor should consider all of the information provided in this Annual Report, the accompanying audited financial statements, and the following risk factors. The following risk factors are not intended, and will not be deemed, to be, a complete description of the commercial and other risks inherent in an investment in the Company.

Risks Related to the Company's Business and Industry

Industry and macroeconomic risk.

Olympian Motors is an electric vehicle company, and it is exposed to all macro-economic risks that other EV and general vehicle companies are exposed to.

Product development and engineering risk.

Olympian Motors is developing electric vehicles, and technical problems and engineering issues may delay the production of Olympian vehicles.

Manufacturing and supply-chain risk.

Olympian is building a new manufacturing and supply-chain for modular EVs and has organizational and logistics risks involved. Olympian Motors also has risks including potential product and material shortages in the automotive and semiconductor supply-chain.

Battery and raw-material risk.

Olympian Motors is using advanced t-Prismatic batteries built on lithium-ion, and the availability of lithium as a resource poses a slight risk.

Limited operating history.

Our limited operating history makes evaluating our business and future prospects difficult and may increase the risk of your investment. We are an early-stage company with a limited operating history, operating in a rapidly evolving and highly regulated market. Furthermore, we have not yet released a commercially available vehicle, and we have limited experience in full-scale manufacturing; successfully developing, maintaining, protecting and enforcing our intellectual property and defending against claims of intellectual property infringement, misappropriation or other violation; establishing and refining our commercial manufacturing capabilities and distribution infrastructure; establishing and maintaining satisfactory arrangements with third-party suppliers; and anticipating and adapting to changing market conditions, including consumer demand for certain vehicle types, models or trim levels, technological developments and changes in competitive landscape. Potential layoffs, increasing interest rates, and a deteriorating political environment may impact the business.

Capital and financing risk.

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case the Company might need to reduce sales & marketing, engineering, or other expenses. Were recurring revenue to decrease, further cuts would be needed and hurt the Company's ability to meet its goals. Even if the Company raises the entire round successfully, we may need to raise more capital in the future in order to continue. Even if we do make successful offering(s) in the future, the terms of that offering might result in your investment in the company being worth less because of the terms of future investment rounds.

Dependence on founders and key personnel.

As a startup organization, the company is still very dependent on its co-founders. If anything catastrophic were to happen to the company's founding team, the future of the company may be compromised. The Company's founders may not be able to work on the venture full-time in the event of health, family, or other extenuating circumstances, thus slowing the company's progress and potential downturn. The Company's future success depends on the continued services and performances of key management, consultants and advisors, and it currently does not carry key person life insurance. However, the Company plans to secure key person life insurance when such coverage is deemed financially prudent. Also, the Company's future success may further depend on the Company's ability to attract and retain additional key personnel and third-party contractual relationships. If the Company is unable to attract and retain key personnel and third-party contractors, this could adversely affect our business, financial condition, and operating results.

Intellectual property protection risk.

Our intellectual property rights, including registered trademarks, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons. Any failure by the Company to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also

rely on nondisclosure and noncompetition agreements with vendors, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information.

Intellectual property litigation risk.

In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable. Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of violations of intellectual property rights. As the Company grows, the intellectual property rights claims against it will likely increase. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements to avoid the foregoing adverse scenarios, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses. Litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company, the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Governmental regulation risk.

We may be subject to future governmental regulations. Aspects of our business and our products may be regulated at the local, state, and federal levels. Our products may be subject to state, local and Federal environmental laws and regulations, including those relating to the handling and storage of hazardous materials. We and our products may also be subject to significant governmental regulation relating to labor conditions, safety in the workplace, healthcare and other human resource issues. The nature and scope of future legislation, regulations and programs cannot be predicted. While we anticipate that we and our products will be in compliance with all applicable governmental regulations, there still may be risks that such laws and regulations may change with respect to present or future operations. Such additional costs would increase the cost of investments and operations and decrease the demand for products and services. We and our products will be ultimately responsible for compliance with such regulations and for obtaining and maintaining all required permits and licenses. Such compliance may be time consuming and costly, and such expenses may materially affect our future ability to break even or generate profits.

Tax and employment law risk.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the US. Changes in employment laws or regulation could harm our performance.

Financial projections risk.

In terms of revenue, it could be that our financial projections are not accurate or that it takes longer (if at all) to meet projections. If this is the case, our investors may experience a lengthy period on their rate of return or lack of return

that is well below that of other investment opportunities. We may provide certain projected results of operations to prospective investors in connection with this offering. Projections are hypothetical and based upon present factors thought by management to influence our operations. Projections do not, and cannot, take into account such factors as market fluctuations, unforeseeable events such as natural disasters, the terms and conditions of any possible financing, and other possible occurrences that are beyond our ability to control or even to predict. While management believes that the projections reflect the possible outcome of our operation and performance, results depicted in the projections cannot be guaranteed.

Product defect risk.

Any defects in the products we manufacture, whether caused by a design, manufacturing or component failure or error, may result in returns, claims, delayed shipments to customers or reduced or cancelled customer orders. If these defects occur, we will incur additional costs and if in large quantity or too frequent, we may sustain loss of business, loss of reputation and may incur liability.

Trademark and brand risk.

We have registered the name "Olympian Motors" as a trademark in the United States. Even so, our competitors could choose to use our names or purchase rights to names similar to ours as Internet search terms, which could cause confusion for the public and interfere with our efforts to build our brand. There also is the possibility that owners of other trademarks with elements similar to our name could make infringement claims against us, which could harm our reputation and affect our business.

No dividends.

We do not plan to pay dividends to our shareholders in the near future and there is no guarantee it will ever receive any profit from its operations so as to be able to declare and pay dividends to its shareholders.

Technology and product evolution risk.

We may need to acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to changes in technology, and we may need to rapidly and successfully develop and introduce new features to our products in a competitive, demanding and rapidly changing environment. If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

Recruitment and retention risk.

The success of the Company will depend on its ability to compete for and retain additional qualified key personnel to enhance growth. The Company's business would be adversely affected if it were unable to recruit qualified personnel when necessary or if it were to lose the services of certain key personnel and it were unable to locate suitable replacements in a timely manner. Finding and hiring such replacements, if any, could be costly and might require the Company to grant significant equity awards or incentive compensation, which could have a material adverse effect on the Company's financial results and on your investment. The loss, through untimely death, unwillingness to continue or otherwise, of any such persons could have a materially adverse effect on the Company and its business. Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Illiquidity and nature-of-securities risk.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

BUSINESS

Description of the Business

Olympian Motors, Inc. is a Delaware electric vehicle company developing and manufacturing modular electric vehicles for the U.S. passenger vehicle market. The Company was organized as a corporation in Delaware on October 19, 2021. The Company has engineered a fully modular, open EV platform known as the Olympus platform, designed to reduce tooling and machinery costs by approximately 80%. The Company's product portfolio includes the Model O1 modular electric vehicles and the software and operating systems supporting them.

Industry

Olympian Motors operates within the electric vehicle and automotive manufacturing industry. This industry includes vehicle design, engineering, battery and semiconductor supply chains, manufacturing, software, and regulated transportation products. Demand for electric vehicles continues to evolve as manufacturers compete on cost, range, design, and production scale.

Business Plan

The Company intends to generate revenue through several channels:

1) manufacture and sale of modular electric vehicles
2) production and delivery through strategic manufacturing partners and joint ventures
3) vehicle software, operating-system development, and related services

The Company's model combines vehicle manufacturing and product development with software, supply-chain, and production infrastructure.

Current Stage

The Company is in the product development and early commercialization stage.
The Company has:

– Engineered a fully modular, open EV platform (the Olympus platform) and reduced tooling and machinery costs by approximately 80%
– Developed the Model O1 vehicle for the U.S. passenger vehicle market
– Established a new production line in Los Angeles

Future Roadmap

The Company intends to pursue growth through:

– Scaling manufacturing and assembly for the Model O1 vehicles
– Expanding the Olympus platform, including vehicle software and operating-system development
– Developing supply-chain, production, and joint-venture capabilities in the United States and internationally
– Building sales and marketing around the approximately $42 million revenue pipeline and 547 pre-orders for Model O1

The Company's Products and/or Services

The Company's product portfolio includes:

– Model O1: a modular electric vehicle for the U.S. passenger vehicle market, currently in the pre-order stage
– The Olympus platform: a fully modular, open EV platform designed to reduce tooling and machinery costs by approximately 80%
– Vehicle software and operating systems supporting the Company's modular EV products

Competition

The electric vehicle market includes established manufacturers and emerging companies developing electric cars, vans, and modular vehicle platforms.

– Tesla and Rivian
– traditional automotive manufacturers developing electric vehicles
– emerging EV and mobility companies
– companies developing modular vehicle platforms and related technologies

Many existing EV manufacturers focus primarily on conventional vehicle platforms and production approaches. Olympian Motors focuses on a fully modular, open EV platform intended to reduce tooling and machinery costs by approximately 80%.

Customer Base

The Company's target market is the U.S. passenger vehicle market. The Company's sales process is direct-to-consumer, and its vehicles are currently in the pre-order stage. The Company has booked 547 pre-orders for Model O1 with minimal marketing, representing a revenue pipeline of approximately $42 million.

Intellectual Property

The Company has registered the name "Olympian Motors" as a trademark in the United States and owns the domain names used in connection with its business.

The Company's other intellectual property includes the Olympus platform design, vehicle engineering, software, trade secrets, business methods, and know-how, protected through intellectual property assignment and confidentiality agreements with employees, advisors, consultants, vendors, and other parties.

Governmental/Regulatory Approval and Compliance

We may be subject to future governmental regulations. Aspects of our business and our products may be regulated at the local, state, and federal levels. Our products may be subject to state, local and Federal environmental laws and regulations, including those relating to the handling and storage of hazardous materials. We and our products may also be subject to significant governmental regulation relating to labor conditions, safety in the workplace, healthcare and other human resource issues. The nature and scope of future legislation, regulations and programs cannot be predicted. While we anticipate that we and our products will be in compliance with all applicable governmental regulations, there still may be risks that such laws and regulations may change with respect to present or future operations.

Litigation

As of December 31, 2024, the Company had no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of its operations.

DIRECTORS, OFFICERS AND EMPLOYEES

The directors and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Directors and Officers

Name	**Positions and Offices Held at the Company**	**Principal Occupation and Employment Responsibilities for the Last Three (3) Years**	**Education**
Eren Alan Canarslan	Founder, CEO & Chief Engineer	Olympian Motors, Inc. — Founder, CEO & Chief Engineer, 2021 – Current. Responsible for overall leadership of the Company.	

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 17 employees.

CAPITALIZATION, DEBT AND OWNERSHIP

The following is a discussion of certain rights the outstanding securities related to the Company's capitalization, including a brief discussion of: (a) the voting rights, (b) anti-dilution rights, (c) how the securities sold in reliance on Regulation CF may be limited or diluted by such class of security, and (d) additional material rights, in each case, of such class of security.

Outstanding Capital Stock

The Company's outstanding capital stock consists of:

Common Stock

Type	Common Stock
Amount Authorized	18,000,000
Par Value Per Share	$0.00001
Amount Outstanding	10,588,235 (as of December 31, 2024)

Voting Rights: The Company is a corporation governed by its Board of Directors, and its officers manage day-to-day operations under the Board's direction. Holders of Common Stock generally do not participate in the day-to-day management of the Company. Holders of Common Stock have voting rights on matters submitted to stockholders as provided in the Certificate of Incorporation and Bylaws.

Material Rights: Under the Certificate of Incorporation and Bylaws, holders of Common Stock receive economic rights associated with their ownership, including: participation in dividends or other distributions of available profits, if and when declared by the Company; participation in proceeds from a sale, merger, or other liquidity event; information rights provided to stockholders under applicable law and the Certificate of Incorporation and Bylaws; and the ability to transfer ownership subject to the Certificate of Incorporation and Bylaws and applicable securities laws.

Holders of Common Stock do not have control over operational decisions and do not have authority to direct management actions.

What it means to be a minority holder

As a minority stockholder, a holder will have limited rights with regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Minority stockholders may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Preferred Stock

Type	Preferred Stock
Amount Authorized	2,647,059
Par Value Per Share	$0.00001
Amount Outstanding	2,647,059 (as of December 31, 2024)
Voting Rights	Has voting rights

The rights, preferences, privileges, and limitations of Preferred Stock are set forth in the Certificate of Incorporation and Bylaws.

Dilution

Investors should understand the potential for dilution. When an investor buys shares that represent ownership in a company, the investor's percentage ownership may decrease over time if the Company issues additional shares or other securities. The investor will own a smaller percentage of a larger company. Additional shares may be issued in future stock offerings, venture financings, employee equity awards, or upon exercise or conversion of other instruments.

If a company decides to issue more securities, an investor could experience value dilution, with each security being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more securities representing ownership in a "down round," meaning at a lower valuation than in earlier offerings.

– In June 2022 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

– In December, the company was doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

– In June 2023 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into securities representing ownership. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more securities than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a securities price ceiling. Either way, the holders of the convertible notes get more securities for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more securities for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting the Securities to hold a certain amount of value, it's important to realize how the value of the Securities can decrease by actions taken

by the Company. Dilution can make drastic changes to the value of the Securities, ownership percentage, voting control, and earnings per Security.

Outstanding Options, SAFEs, Convertible Notes, Warrants

The Company has the following additional securities outstanding:

The Company's SAFE liability totaled $3,682,759 as of December 31, 2024, compared with $2,719,618 as of December 31, 2023.

Outstanding Debt

As of the date of this Form C-AR, the Company has the following debt outstanding:

Type	Loan
Creditor	Eren Alan Canarslan
Principal Amount Outstanding	$13,000
Date Entered Into	December 31, 2021
Interest Rate	0.0%
Maturity Date	No set maturity date
Current/Long-term	Current liability (callable at any time)
Balance at Dec 31, 2024	$13,000
Balance at Dec 31, 2023	$13,000

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting Equity Securities, calculated on the basis of voting power.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Eren Alan Canarslan	11,250,000 shares of Common and Preferred Stock	85.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Cash and Cash Equivalents

As of December 31, 2024, the Company had $117,039 in cash and cash equivalents, compared to $492,550 as of December 31, 2023.

Liquidity and Capital Resources

At December 31, 2024, total assets were $1,082,236, cash was $117,039, current liabilities were $39,277, SAFE liabilities were $3,682,759, and total liabilities were $3,701,602. At December 31, 2023, total assets were $1,494,339, cash was $492,550, current liabilities were $125,890, SAFE liabilities were $2,719,618, and total liabilities were $2,826,370. The Company expects to require additional financing to support operations and manufacturing.

The Company's primary uses of capital to date have included engineering and prototype development for the Model O1, development of the Olympus EV platform and vehicle software, manufacturing and assembly planning, supply-chain development, and general operating costs.

The Company does not currently generate revenue and expects to rely on additional capital as it transitions toward production and commercialization.

Historical Results of Operations

Since inception, Olympian Motors has focused on developing modular electric vehicles and the Olympus platform and establishing a foundation for commercial manufacturing. The Company had $0 of revenues in both fiscal years 2024 and 2023 and incurred net losses of $1,287,335 and $738,277, respectively.

Capital Expenditures and Other Obligations

To date, Olympian Motors has incurred capital expenditures and other costs associated with vehicle prototype development, the Olympus platform, production tooling and machinery, manufacturing and assembly, software, and supply-chain development. The Company has also established a new production line in Los Angeles and intends to continue investing in production capacity and related infrastructure.

The Company may require additional financing to support these activities and its operational growth.

Material Changes and Other Information

Subsequent Events

The audited financial statements were evaluated for subsequent events through April 28, 2025, the date the financial statements were available to be issued.

Going Concern

The Company's net loss was $1,287,335 for 2024, its operating cash-flow loss was $1,265,883, and its cash and cash equivalents were $117,039 at December 31, 2024. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management plans to fund operations through debt and/or equity financing, but there are no assurances that it will raise capital on acceptable terms or in sufficient amounts.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as Exhibit A.

Previous Offerings of Securities

We have made the following offerings of securities within the last three years:

Date	Exemption	Security Type	Target Amount Offered
April 2022	Section 4(a)(2)	SAFE	$2,445,000
September 2023	Regulation Crowdfunding	SAFE	$1,235,000
May 2024	Section 4(a)(2)	SAFE	$17,000
June 2024	Section 4(a)(2)	SAFE	$1,980,000*
August 2024	Section 4(a)(2)	SAFE	$1,370,000*
September 2024	Reg CF	SAFE	$3,500,000

These SAFEs were exempt financing transactions for general operations.
*Financing not completed.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company's related party transactions include a $13,000 loan from Eren Alan Canarslan issued on December 31, 2021, bearing 0.0% interest, with no set maturity date, and classified as a current liability because it may be called at any time. As of December 31, 2023, the Company had a payable to the owner of $58,600. As of December 31, 2024, the Company had a receivable from the owner of $1,862.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Olympian Motors, Inc.

/s/ Eren Alan Canarslan
(Signature)

Eren Alan Canarslan
(Name)

Founder, CEO & Chief Engineer; Principal Executive Officer
(Title)

October 7, 2026
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Olympian Motors, Inc.

/s/ Eren Alan Canarslan
(Signature)

Eren Alan Canarslan
(Name)

Founder, CEO & Chief Engineer; Principal Executive Officer
(Title)

October 7, 2026
(Date)

Instructions.

1. The Form C-AR shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.
2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

EXHIBIT A

Financial Statements

OLYMPIAN MOTORS, INC.

AUDITED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2024, AND 2023
(Audited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

SET APART AC

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Olympian Motors, Inc.
Malibu, California

Opinion

We have audited the accompanying financial statements of Olympian Motors, Inc. (the "Company,"), which comprise the balance sheets as of December 31, 2024, and 2023, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal controls. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart Accountancy Corp.

April 28, 2025
Los Angeles, California

OLYMPIAN MOTORS, INC.

BALANCE SHEETS

AS OF ENDED DECEMBER 31, 2024 AND 2023

As of December 31,	2024	2023
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 117,039	$ 492,550
Due from Related Party	1,862	-
Inventory	608,581	565,206
Total current assets	**727,482**	**1,057,756**
Property and Equipment, net	197,754	279,583
Supplier & Vendor Deposits	144,000	144,000
Security Deposit	13,000	13,000
Total assets	**$ 1,082,236**	**$ 1,494,339**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Credit Cards	$ 13,536	$ 37,853
Shareholder Loan	13,000	13,000
Due to Related Party	-	58,600
Other Current Liabilities	12,741	16,437
Total current liabilities	**39,277**	**125,890**
Simple Agreement for Future Equity (SAFEs)	3,682,759	2,719,618
Debt issuance costs	(20,434)	(19,138)
Total liabilities	**$ 3,701,602**	**$ 2,826,370**
STOCKHOLDERS' EQUITY		
Common Stock, $0.00001 par, 18,000,000 shares authorized 10,558,235 shares issued and outstanding as of December 31, 2024 and 2023	$ 106	$ 106
Preferred Stock, $0.00001 par, 2,647,059 shares authorized 2,647,059 shares issued and outstanding as of December 31, 2024 and 2023	26	26
Additional Paid In Capital	27	27
Accumulated Deficit	(2,619,525)	(1,332,190)
Total Stockholders' Equity	**(2,619,366)**	**(1,332,031)**
Total Liabilities and Stockholders' Equity	**$ 1,082,236**	**$ 1,494,339**

See accompanying notes to financial statements.

OLYMPIAN MOTORS, INC.

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

For Fiscal Year Ended December 31,	2024	2023
(USD $ in Dollars)		
Net revenue	$ -	$ -
Cost of Goods Sold	-	-
Gross profit/(Loss)	**-**	**-**
Operating expenses		
General and Administrative	558,478	256,159
Research and Development	101,375	123,000
Depreciation	81,829	81,829
Contractors & Employee Salaries and Benefits	301,493	51,832
Sales and Marketing	181,952	168,752
Total operating expenses	**1,225,127**	**681,572**
Net Operating Loss	**(1,225,127)**	**(681,572)**
Interest expense	(76)	-
Other Income/(Loss)	(62,132)	(56,705)
Loss before provision for income taxes	**(1,287,335)**	**(738,277)**
Benefit/(Provision) for income taxes	-	-
Net Loss	**$ (1,287,335)**	**$ (738,277)**

See accompanying notes to financial statements.

OLYMPIAN MOTORS, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

	Common Stock		Preferred Stock		Additional Paid In	Accumulated	Total Shareholders'
(USD $ in Dollars, except per share data)	Shares	Amount	Shares	Amount	Capital	Deficit	Equity
Balance—December 31, 2022	**10,558,235**	**$ 106**	**2,647,059**	**$ 26**	**$ 27**	**$ (593,913)**	**$ (593,754)**
Issuance of Stock	-	-	-	-	-	-	-
Net loss	-	-	-	-	-	(738,277)	(738,277)
Balance—December 31, 2023	**10,558,235**	**$ 106**	**2,647,059**	**$ 26**	**$ 27**	**$ (1,332,190)**	**$ (1,332,031)**
Issuance of Stock	-	-	-	-	-	-	-
Net loss	-	-	-	-	-	(1,287,335)	(1,287,335)
Balance—December 31, 2024	**10,558,235**	**$ 106**	**2,647,059**	**$ 26**	**$ 27**	**$ (2,619,525)**	**$ (2,619,366)**

See accompanying notes to financial statements.

OLYMPIAN MOTORS, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

For Fiscal Year Ended December 31,	**2024**	**2023**
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$ (1,287,335)	$ (738,277)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation of Property	81,829	81,829
SAFE adjustment to Fair Value	71,471	57,675
Changes in operating assets and liabilities:		
Inventory	(43,375)	(159,104)
Credit Cards	(24,314)	33,527
Other Current Liabilities	(3,696)	5,000
Due from Related Party	(1,862)	-
Due to Related Party	(58,600)	58,600
Net cash used by operating activities	**(1,265,883)**	**(660,750)**
CASH FLOW FROM FINANCING ACTIVITIES		
Borrowing on SAFEs	890,372	672,965
Net cash provided by financing activities	**890,372**	**672,965**
Change in Cash	**(375,511)**	**12,215**
Cash—beginning of year	492,550	480,335
Cash—end of year	**$ 117,039**	**$ 492,550**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ 76	$ -

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Olympian Motors Inc. was incorporated on October 19, 2021, in the state of Delaware. The financial statements of Olympian Motors Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Malibu, California.

Olympian Motors manufactures modular electric vehicles (EVs) with a vision for an efficient, sustainable, and aesthetic future for all. Olympian has two EV models: Model O1 and Model 84. The sales process is direct-to-consumer, and the Company's vehicles are currently in the pre-order stage.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis for reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2024, the Company's cash and cash equivalents did not exceed FDIC-insured limits while as of December 31, 2023, the Company's cash and cash equivalents exceeded FDIC-insured limits by $242,550.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash and cash equivalents. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions.

Inventories

Inventories are valued at the lower of cost or net realizable value. Inventories include costs for spare parts, work in progress and finished goods which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred, and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal, and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Equipment	5-7 years

Impairment of Long-lived Assets

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the years ended December 31, 2024, and 2023.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five-step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when goods are provided to the customer. The Company will earn revenue from selling modular electric vehicles.

The Company is currently in the pre-revenue stage.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2024, and December 31, 2023, amounted to $181,952 and $168,752, respectively, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses) approximates fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 28, 2025, which is the date the financial statements were available to be issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us, or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

The inventory consists of the following items:

As of Year Ended December 31,	2024	2023
Work-in-progress	608,581	565,206
Total Inventory	**$ 608,581**	**$ 565,206**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Deposits consist primarily of vendor and security deposits while credit card liabilities refer to short-term liabilities towards the bank due to credit card usage.

Other current liabilities consist of the following items:

As of Year Ended December 31,	2024	2023
Refundable Pre-order Deposits	11,437	11,437
Other Liabilities	1,304	5,000
Total Other Current Liabilities	**$ 12,741**	**$ 16,437**

5. PROPERTY AND EQUIPMENT

As of December 31, 2024, and December 31, 2023, property and equipment consist of:

As of Year Ended December 31,	2024	2023
Equipment	$ 409,146	$ 409,146
Property and Equipment, at Cost	**409,146**	**409,146**
Accumulated depreciation	(211,392)	(129,563)
Property and Equipment, Net	**$ 197,754**	**$ 279,583**

Depreciation expenses for property and equipment for the fiscal years ended December 31, 2024, and 2023 were in the amount of $81,829.

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 18,000,000 shares of Common Shares stock at a par value of $0.00001. As of both December 31, 2024, and December 31, 2023, 10,558,235 shares were issued and outstanding, respectively.

Preferred Stock

The Company is authorized to issue 2,647,059 shares of Preferred Shares at a par value of $0.00001. As of both December 31, 2024, and December 31, 2023, 2,647,059 shares of Preferred Stock were issued and outstanding, respectively.

7. DEBT

Owner Loan

The Company had outstanding loans payable as of December 31, 2024. Details of the loan outstanding are as follows:

				For the Year Ended December 2024			For the Year Ended December 2023		
Owner	Principal Amount	Interest Rate	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Eren Canarslan	$ 13,000	0.00%	No set maturity	$ 13,000	$ -	$ 13,000	$ 13,000	$ -	$ 13,000
Total				**$ 13,000**	**$ -**	**$ 13,000**	**$ 13,000**	**$ -**	**$ 13,000**

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified under current liabilities.

SAFE(s)

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

					As of Year Ended December 31,	
Simple Agreements for future equity	Principal Amount	Borrowing Period	Valuation Cap	Discount	2024	2023
2022 SAFE	$ 1,818,312	Fiscal Year 2022	$ 30,000,000	90%	$ 1,818,312	$ 1,818,312
2023 SAFE	692,104	Fiscal Year 2023	28,000,000	90%	692,104	692,104
2024 SAFE		Fiscal Year 2024	70,000,000	90%	891,670	-
Change in fair value of SAFE obligations					280,672	209,201
Total SAFE(s)					**$ 3,682,759**	**$ 2,719,618**

SAFE includes a provision allowing for cash redemption upon the occurrence of a change of control, the occurrence of which is outside the control of the Company. If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the SAFE Price.

If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If there is a Dissolution Event before the termination of this SAFE, the Investor will automatically be entitled to receive a portion of the Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

In a Liquidity Event or Dissolution Event, this SAFE is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is: (i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock); (ii) On par with payments for other SAFEs and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other SAFEs and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other

SAFEs and/or Preferred Stock in proportion to the full payments that would otherwise be due; and (iii) Senior to payments for Common Stock.

The SAFE Agreement is considered a mandatorily redeemable financial instrument under ASC 480-10-15-8. Because the SAFE may require the issuer to redeem the instrument for cash upon a change of control, the agreement should be classified and recorded as a liability under ASC 480-10-25-8 because a change of control is an event that is considered not under the sole control of the issuer. Therefore, the SAFEs are classified as marked-to-market liabilities pursuant to ASC 480 in other long-term liabilities.

8. INCOME TAXES

The provision for income taxes for the year ended December 31, 2024, and December 31, 2023, consists of the following:

As of Year Ended December 31,	2024	2023
Net Operating Loss	$ (220,302)	$ (177,224)
Valuation Allowance	220,302	177,224
Net Provision for income tax	**$ -**	**$ -**

Significant components of the Company's deferred tax assets and liabilities on December 31, 2024, and December 31, 2023, are as follows:

As of Year Ended December 31,	2024	2023
Net Operating Loss	$ (781,666)	$ (177,224)
Valuation Allowance	781,666	177,224
Total Deferred Tax Asset	**$ -**	**$ -**

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, a full valuation allowance has been set against its net deferred tax assets as of December 31, 2024, and December 31, 2023. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2024, the Company had federal cumulative net operating loss ("NOL") carryforwards of $2,619,525. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2024, and December 31, 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2024, and December 31, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

9. RELATED PARTY TRANSACTIONS

In the fiscal year 2022, the Company borrowed money from the owner, Eren Canarslan. The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as a current liability. As of both December 31, 2024, and December 31, 2023, the outstanding balance of the loan was $13,000.

As of December 31, 2023, in addition to the aforementioned loan, the Company had payable to the owner in the amount of $58,600.

As of December 31, 2024, the Company had receivables from the owner in the amount of $1,862.

10. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company has several short-term leases in place.

Rent expenses were in the amount of $89,600 and $71,500 as of December 31, 2024, and December 31, 2023, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or loss of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2024, and 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2024, through April 28, 2025, which is the date the financial statements were available to be issued.

In 2025, the Company issued $24,992 in Simple Agreement for Future Equity ("SAFE Agreement" or "SAFE").

There have been no other events or transactions during this time which would have a material effect on these financial statements.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net loss of $1,287,335, an operating cash flow loss of $1,265,883, and liquid assets in cash of $117,039, which is less than a year's worth of cash reserves as of December 31, 2024. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued depends upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.